22003696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 02 2022
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-14900

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MURIEL SIEBERT & CO., INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 EXCHANGE PLACE, SUITE 800
(No. and Street)

JERSERY CITY	NJ	07302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL COLOMBINO	(310) 432-2192	MCOLOMBINO@SIEBERT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ANDREW H REICH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RISE FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DINA MARIE GONZALEZ
COMMISSION NUMBER HH 123817
EXPIRES April 28, 2025
Notary Public, State of Florida

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RISE FINANCIAL SERVICES, LLC
TABLE OF CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of
RISE Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RISE Financial Services, LLC (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2022

RISE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Assets	
Current assets	
Cash	$ 664,000
Receivables from broker-dealers	529,000
Receivable from related party	780,000
Other receivables	109,000
Total Current assets	2,082,000
Deposits with broker-dealers	1,000,000
Lease right-of-use assets	185,000
Total Assets	$ 3,267,000

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 492,000
Current portion of lease liabilities	153,000
Total Current liabilities	645,000
Lease liabilities, less current portion	41,000
Total Liabilities	686,000
Commitments	
Members' equity	2,581,000
Total Liabilities and members' equity	$ 3,267,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

1. Business

Overview

RISE Financial Services, LLC, ("RISE", or the "Company"), formerly known as WPS Prime Services, LLC, is a majority-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent") and a Delaware limited liability company. The Company's operations consist primarily of trade execution and risk management services for customers and is also an introducing broker for the transactions of institutional customers.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC").

During the year ended December 31, 2021, the Company had agreements with two clearing broker-dealers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

The Company's primary operations are in New York, NY, and all of the Company's revenues for the year ended December 31, 2021 was derived from its operations in the U.S.

As of December 31, 2021, the Company is comprised of a single operating segment based on the factors related to management's decision-making framework as well as management evaluating performance and allocating resources based on assessments of the Company from a consolidated perspective.

Tigress Holdings, LLC

On November 16, 2021, the Parent entered into an agreement with Tigress Holdings, LLC ("Tigress"), a Delaware limited liability company. As part of the agreement, (i) Tigress transferred to the Parent limited liability company membership interests representing twenty-four percent (24%) of the outstanding membership interests in Tigress; and (ii) the Parent transferred to Tigress limited liability company membership interests representing twenty-four percent (24%) of the outstanding membership interests of the Company and 1,449,525 shares of the Parent's common stock.

As part of the transaction, the Company was renamed from WPS Prime Services, LLC to RISE Financial Services, LLC, and Tigress' founder, Cynthia DiBartolo, will continue as CEO of Tigress, and assumed the position as CEO of the Company. Gloria E. Gebbia, one of the Parent's and the Company's directors, assumed the position of Chief Impact Officer at the Company. Ms. DiBartolo was appointed to the Parent's and the Company's Board of Directors and Ms. Gebbia joined Tigress' Board of Directors.

Arrangements with JonesTrading and Goldman Sachs

On August 30, 2021, Goldman Sachs & Co. LLC ("GSCO") notified the Company that its clearing arrangement with the Company will be terminated.

Due to the termination of the Company's clearing arrangement with GSCO, substantially all the revenue producing customers of the Company have transitioned to other prime service providers.

The Company earned substantially all its revenue for the year ended December 31, 2021 from prime brokerage customers who have since transitioned to other service providers. The Company collected its receivable from GSCO of approximately $2 million as of December 31, 2021.

On October 7, 2021, the Company signed an agreement with JonesTrading Institutional Services, LLC ("JonesTrading") to transfer certain customers of the Company to JonesTrading. In exchange, JonesTrading agreed to pay

the Company a percentage of the net revenue produced by those clients less any related expenses. The percentage paid to the Company related to this agreement will decline every year and the arrangement will end in October 2024.

The Company relaunched its business as the nation's only woman-owned and operated prime brokerage operations with a specific emphasis on aligning mission-driven initiatives with the technological needs of institutional customers by leveraging new partnerships to further expand the Company's capabilities.

COVID-19

The challenges posed by the COVID-19 pandemic on the global economy increased significantly starting in the first quarter of 2020. COVID-19 spread across the globe during 2020 and has impacted economic activity worldwide. In response to COVID-19, national and local governments around the world have instituted certain measures, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing.

The Company has taken significant steps to ensure that its employees and customers are operating in a safe environment by implementing measures such as social distancing, sanitizing workstations, temperature checks, requiring masks, and alternating staff.

The Company is actively monitoring the impact of COVID-19 on the Company's business, financial condition, liquidity, operations, employees, clients, and business partners. COVID-19 did not have a material impact on the Company for the year ended December 31, 2021. Based on management's assessment as of December 31, 2021, the ultimate impact of COVID-19 on the Company's business, results of operations, financial condition and cash flows is dependent on future developments, including the duration of the pandemic and the related length of its impact on the global economy, which are uncertain and cannot be predicted at this time.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates relate primarily to revenue and expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. Actual results could differ from those estimates. The Company is not aware of any material differences between the estimates used in closing the Company's books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation.

Estimates are used in the allowance for credit losses, depreciation, income taxes, and the contingent liabilities related to legal and healthcare expenses. The Company also estimates the valuation allowance for its deferred tax assets based on the more likely than not criteria. The Company believes that its estimates are reasonable.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions.

The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business. The Company has experienced no material historical losses in relation to its contra-parties for the year ended December 31, 2021.

As of December 31, 2021, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits.

Allowance for Credit Losses

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial-Instruments." This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP.

The Company's adoption of this ASU using the modified retrospective approach for all in-scope assets did not result in an adjustment to the opening balance in retained earnings. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as receivables from broker-dealers, receivable from related party, and other receivables. The adoption of this ASU did not have a material impact to the Company's financial statements.

Cash

All cash balances are unrestricted and at certain times, cash balances may exceed FDIC insured limits.

Receivables From and Deposits With Broker-Dealers

The Company's customer transactions for the year ended December 31, 2021 were cleared on fully-disclosed basis through GSCO and Pershing LLC ("Pershing"). Receivables from these broker-dealers are subject to clearing agreements and include the net receivable from net monthly revenues as well as cash on deposit. All broker-dealer relationships operate on a short-term basis.

Receivables from brokers-dealers are in scope of the amended guidance for Topic 326. The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. As a result, the Company has no expectation of credit losses for these arrangements as of December 31, 2021.

Equipment, Office Facilities, and Property, Net

Equipment, office facilities, and property are stated at cost, net of accumulated depreciation and amortization. Depreciation for equipment and furniture is calculated using the straight-line method over the estimated useful lives of the assets, generally not exceeding four years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining lease term unless the lease transfers ownership of the underlying asset to the lessee, or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee will amortize over the estimated useful life of the leasehold improvements.

Revenue Recognition

Revenue from contracts with customers and counterparties includes commissions and fees, other income as well as interest, marketing and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when

to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred taxes in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for income taxes line in the statement of income. Accrued interest and penalties would be included on the related taxes payable line in the statement of financial condition.

Accounting Standards Adopted in Fiscal 2021

ASU 2019-12 - In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes", as part of its initiative to reduce complexity in the accounting standards. The ASU eliminates certain exceptions from ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The guidance is effective for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company adopted this ASU on January 1, 2021. The adoption of this standard did not have a material impact on the Company's financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a material impact on the Company's financial statements and related disclosures as of December 31, 2021.

3. Receivables From and Deposits With Broker-Dealers

Amounts receivable from and deposits with broker-dealers consisted of the following as of the period indicated:

	As of December 31, 2021
Receivables from and deposits with broker-dealers	
GSCO	$ 335,000
Pershing Capital	1,194,000
Total Receivables from and deposits with broker-dealers	**$ 1,529,000**

4. Leases

As of December 31, 2021, the Company rents office space under operating leases expiring in 2023, and the Company has no financing leases. The leases call for base rent as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the statement of financial condition.

As of December 31, 2021, the Company does not believe that any of the renewal options under the existing leases are reasonably certain to be exercised; however, the Company will continue to assess and monitor the lease renewal options on an ongoing basis.

	As of December 31, 2021
Assets	
Lease right-of-use assets	$ 185,000
Liabilities	
Lease liabilities	$ 194,000

The calculated amounts of the lease right-of-use assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company leases miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment on the statement of income rather than capitalizing them as lease right-of-use assets. The Company determined a discount rate of 5.0% would approximate the Company's cost to obtain financing given its size, growth, and risk profile.

Lease Term and Discount Rate	As of December 31, 2021
Weighted average remaining lease term – operating leases (in years)	1.3
Weighted average discount rate – operating leases	5.0%

The following table represents lease costs and other lease information. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are usually determined by the leased square footage in proportion to the overall office building.

	Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 208,000
Lease right-of-use assets obtained in exchange for new lease liabilities	
Operating leases	$ 291,000

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2021 were as follows:

Year	Amount
2022	$ 159,000
2023	41,000
Remaining balance of lease payments	200,000
Difference between undiscounted cash flows and discounted cash flows	6,000
Lease liabilities	$ 194,000

5. Equipment, Office Facilities, and Property, Net

Equipment, office facilities, and property consisted of the following as of the period indicated:

	As of December 31, 2021
Equipment	$ 35,000
Furniture	9,000
Total Equipment, office facilities, and property	44,000
Less accumulated depreciation	(44,000)
Total Equipment, office facilities, and property, net	$ —

The Company had no property for the year ended December 31, 2021.

6. Revenue

Overview of Revenue

The primary sources of revenue for the Company are as follows:

Commissions and Fees

The Company earns commission revenue for executing trades for clients in individual equities, options, futures, fixed income securities, as well as certain third-party mutual funds and ETFs. Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to / from the customer.

Interest, Marketing and Distribution Fees

The Company earns interest from clients' accounts, net of payments to clients' accounts, and on the Company's bank balances. Interest income also includes interest payouts from introducing relationships related to short interest, net of charges.

The Company also earns margin interest which is the net interest charged to customers for holding financed margin positions. Marketing and distribution fees consist of 12b-1 fees which are trailing payments from money market funds. Interest, marketing and distribution fees are recorded as earned.

Other Income

Other income represents fees generated from custody fees generated from client accounts. Transactional fees are recorded concurrently with the related activity. Other income is recorded as earned.

Categorization of Revenue

The following table presents each revenue category and its related performance obligation:

Revenue Stream	Performance Obligation
Commissions and fees	Provide financial services to customers and counterparties
Interest, marketing and distribution fees, Other income	n / a

Soft Dollar Arrangement

For certain clients of the Company, the Company has soft dollar and commission sharing arrangements with customers that fall both within, and outside of, the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended. These soft dollar arrangements were determined to be a separate performance obligation that should be allocated a portion of the transaction price.

Under these arrangements, the Company charges additional dollars on customer trades and uses these fees to pay third parties for research, brokerage services, market data, and related expenses ("research services") on behalf of clients. The Company is an agent in these arrangements, as it does not control the research services before they are transferred to the customer. As such, the revenue from these agreements are recognized net of cost within the line item "Commissions and fees" on the statement of income.

The Company had an outstanding receivable and payable of approximately $30,000 and $247,000, respectively, as of December 31, 2021 related to these arrangements. The receivable and payable related to soft dollar arrangements are within the line items "Other receivables" and "Accounts payable and accrued liabilities," respectively, on the statement of financial condition.

As of December 31, 2021, no allowance for uncollectible commissions was necessary as the Company believes all commissions receivable will be realized.

Other Items

For the year ended December 31, 2021, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities. The Company concludes that its revenue streams have the same underlying economic factors, and as such, no disaggregation of revenue is required.

7. Net Capital Requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

As of December 31, 2021, the Company's net capital was approximately $1.7 million which was $1.4 million in excess of its minimum requirement of $250,000 under 15c3-1.

8. Off-Balance Sheet Risk

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

Pursuant to its clearance agreements, the Company introduces all of its securities transactions to clearing broker-dealers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker-dealers. In accordance with the clearance agreements, the Company

has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on customer accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Income Taxes

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings is generally 2018 through 2021.

10. Commitments, Contingencies, and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. As of December 31, 2021, the Company concluded that all such legal matters are without merit or involve amounts which would not have a material impact on the Company's results of operations or financial position.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company, through its affiliate, Kennedy Cabot Acquisition, LLC ("KCA") is self-insured with respect to employee health claims. KCA maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $65,000 per employee. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

The Company had an accrual of $16,000 as of December 31, 2021, which represents the historical estimate of future claims to be recognized for claims incurred prior to the end of the reporting period.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

11. Employee Benefit Plans

The Company, through KCA, sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company or KCA for the year ended December 31, 2021.

On September 17, 2021, the Parent's shareholders approved the Siebert Financial Corp. 2021 Equity Incentive Plan (the "Plan") at the Parent's 2021 Annual Meeting of Shareholders. The Plan provides for the grant of stock options, restricted stock, and other equity awards of the Parent's common stock to employees, officers, consultants, directors, and other service providers of the Parent and the Company. There are 3 million shares reserved under the Plan, and the Parent issued no securities under the Plan for the year ended December 31, 2021.

12. Related Party Transactions

Kennedy Cabot Acquisition, LLC

Kennedy Cabot Acquisition, LLC ("KCA") is an affiliate of the Company and is under common ownership with the Parent. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company for payroll and related functions, the entirety of which KCA passes through to the Company proportionally.

KCA sponsors a 401(k)-profit sharing plan which covers substantially all of the Company's employees. Employee contributions to the plan are at the discretion of eligible employees. There were no contributions by the Company or KCA to the plan for the year ended December 31, 2021. For the year ended December 31, 2021, KCA has earned no profit for providing any services to the Company.

The Company may, from time to time, benefit from services performed by management and executives of the Parent. The Company's statement of income may be different if this relationship did not exist. However, this benefit is considered immaterial and accordingly management has not recognized a related expense.

Siebert Financial Corp.

As of December 31, 2021, the Company had a short-term receivable of $780,000 from the Parent for working capital needs, which is included in line item "Receivable from related party" on the statement of financial condition.

Tigress Holdings, LLC

On November 16, 2021, the Parent entered into an agreement with Tigress in exchange for 24% of the Company and shares of the Parent's common stock. See Note 1 – Business for additional detail.

13. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2021 and through February 28, 2022, the date of the filing of this report.

In January 2022, the Company was repaid its receivable of $780,000 with the Parent.

On January 31, 2022, the Company issued membership interests to certain employees and affiliates of the Company and the Parent representing an aggregate of 7% of the total issued and outstanding membership interests in the Company.

On January 21, 2022, the Company entered into an agreement with Hedge Connection, Inc. ("Hedge Connection"), a Florida corporation that is a woman-owned fintech company founded by Lisa Vioni that provides capital introduction software solutions for the prime brokerage industry.

Pursuant to the agreement, (i) Hedge Connection will transfer to the Company common stock representing twenty percent (20%) of the outstanding post-closing issued and outstanding capitalization in Hedge Connection for a consideration of $600,000, to be paid in three installments over 180 days; (ii) the Company acquired an option from Ms. Vioni to acquire

100% of the remaining interest in Hedge Connection at fair value market at the time of the option exercise, provided such valuation of Hedge Connection is not less than $5 million; (iii) the Company acquired a technology license agreement from Hedge Connection to use its capital introduction software, Fintroz, for an annual license fee of $250,000; (iv) Ms. Vioni provided the Company with the right to appoint one director to the Board of Directors of Hedge Connection; and (v) Ms. Vioni was appointed to the Board of Directors of the Company as well as to the position of President of RISE Prime – Capital Introduction, a division of the Company.

Other than the events described above, there have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

RISE FINANCIAL SERVICES, LLC

(Formerly known as WPS Prime Services, LLC)

FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3) AND CFTC REGULATION 1.10)